New achievement unlocked: Shopify merchants drive record-high $11.5 billion in sales over Black Friday-Cyber Monday Internet, Everywhere - December 3, 2024 - Shopify Inc. (NYSE, TSX: SHOP), a leading commerce technology company, announced today that merchants achieved a record $11.5 billion in sales* over the Black Friday-Cyber Monday (BFCM) weekend - up 24% from last year - and also experienced strong sales momentum leading up to the weekend. From early Friday in New Zealand to late Monday in California, 76+ million customers around the world bought from brands powered by Shopify. The shopping frenzy peaked at 12:01pm EST on Black Friday when sales reached a dizzying $4.6 million per minute. “Shopify is transforming Black Friday weekend,” said Shopify President Harley Finkelstein as the dust settled on an exciting four days. “What was once a doorbuster shopping moment dominated by legacy players is now a global commerce event that businesses of all sizes participate in. We're amplifying the global entrepreneurial spirit by rallying behind our merchants, preparing them, and celebrating their impact on a global stage.” Here’s the rundown of Black Friday-Cyber Monday global highlights: ● $11.5 billion in global sales* from merchants, a 24% increase in sales from 2023 ● 76+ million consumers worldwide bought from Shopify-powered brands ● 116,500+ entrepreneurs made their first sale on Shopify ● More than 67,000 merchants had their highest-selling day ever on Shopify ● Hottest product categories: Clothing Tops, Cosmetics, Fitness & Nutrition, Pants, Activewear ● Average cart price: $108.56 ($109.70 on a constant currency basis) ● Top selling countries: US, UK, Australia, Canada, Germany ● Top selling cities: Los Angeles, New York, London, San Francisco, Miami ● Peak sales per minute: 12:01 PM EST on Black Friday ● Cross-border orders represented 16% of all global orders ● 58% year-over-year increase in sales made via Shop Pay Exhibit 99.1

And, what about the tech behind these records? Shopify processed 57.3 PB of data, 1.19 trillion edge requests, 10.5 trillion database queries, and 1.17 trillion database writes over the weekend—peaking at 284 million requests per minute on edge, and more than 80 million on app servers pushing 12TB per minute on Black Friday! Black Friday-Cyber Monday wasn't just busy, it was a live demo of Shopify's rock-solid reliability and top-tier tech prowess. If we can ace BFCM, bring it on—we’re ready for anything. Shopify stands strong as the backbone for merchants, providing unbeatable performance under immense demand. About Shopify Shopify is the leading global commerce company that provides essential internet infrastructure for commerce, offering trusted tools to start, scale, market, and run a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for speed, customization, reliability, and security, while delivering a better shopping experience for consumers online, in store and everywhere in between. Shopify powers millions of businesses in more than 175 countries and is trusted by brands such as Mattel, Gymshark, Heinz, FTD, Netflix, Kylie Cosmetics, SKIMS, Supreme, and many more. For more information, visit www.shopify.com. *Shopify’s 2024 Black Friday-Cyber Monday data is based on gross merchandise volume (GMV) by Shopify merchants around the world. GMV represents the total dollar value of orders facilitated through the Shopify platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. The methodology underlying the data may vary year on year and prior year results are not directly comparable to current results. All financial figures are in USD. Data represents online and offline sales made by Shopify’s global merchants. CONTACT: MEDIA: Stephanie Ross Lead, External Communications press@shopify.com INVESTORS: Carrie Gillard Director, Investor Relations ir@shopify.com